Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Place of Incorporation	Ownership interest attributable to the Company
NCN Group Limited	British Virgin Islands	100%

NCN Media Services Limited	British Virgin Islands	100%

Cityhorizon Limited (2)	Hong Kong	100%

NCN Group Management Limited	Hong Kong	100%

Crown Eagle Investment Limited	Hong Kong	100%

NCN Group (Global) Limited	Hong Kong	100%

ChenXing (Beijing) Advertising Co., Ltd	The PRC	100%

Ruibo (Shenzhen) Advertising Co., LTD	The PRC	100%

NCN (Ningbo) Culture Media Co., Ltd	The PRC	100%

NCN (Nanjing) Culture Co., Ltd	The PRC	100%

NCN (Beijing) Advertising Co., Ltd.	The PRC	100%

NCN (Tianjin) Culture Co., Ltd	The PRC	100%

NCN Huamin Management Consultancy (Beijing) Company Limited (1)	The PRC	100%

Huizhong Lianhe Media Technology Co., Ltd. (1)	The PRC	100%

 Note:

(1)	The subsidiary/variable interest entity ’s business license has been revoked.
(2)	The Company has been deregistered on January 26, 2024